UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file Number 0-13147

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LESCO, Inc.
1301 East 9th Street, Suite 1300
Cleveland, Ohio 44114

REQUIRED INFORMATION
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
LESCO, Inc. Stock Investment and Salary Savings Plan and Trust
Audited Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
    LESCO, Inc. Stock Investment and
    Salary Savings Plan and Trust:
     We have audited the accompanying statements of net assets available for benefits of the LESCO, Inc. Stock Investment and Salary Savings Plan and Trust as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U. S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4(i) — schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Cleveland, Ohio
June 9, 2006

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
Notes to Financial Statements
December 31, 2005 and 2004
LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$37,444,241	$39,314,937
Participant loans, at cost	1,007,371	1,325,219
Receivables:
Participant contributions	77,613	111,758
Employer contribution	55,639	79,015

Total receivables	133,252	190,773

Net assets available for plan benefits	$38,584,864	$40,830,929

See accompanying notes to financial statements.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
Notes to Financial Statements
December 31, 2005 and 2004

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions:
Investment income:
Interest and dividend income	$1,370,788
Net realized and unrealized appreciation in fair value of investments	1,737,441
Contributions:
Participants	3,114,125
Employer	1,113,663
Rollover	246,513

Total contributions	4,474,300

Total additions	7,582,530
Deductions:
Distributions to participants	(9,785,046)
Investment management fees	(43,549)

Total deductions	(9,828,595)

Net decrease	(2,246,065)
Net assets available for plan benefits:
Beginning of year	40,830,929

End of year	$38,584,864

See accompanying notes to financial statements.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The LESCO, Inc. Stock Investment and Salary Savings Plan and Trust (the Plan) is a defined contribution plan covering substantially all employees of LESCO, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions.
(a)	Eligibility

Generally, all full- and part-time employees are eligible to participate in the Plan beginning on the first day of the month on or after their date of hire. For employees hired on or after July 1, 2005, participation is automatic and deferred at 2% of eligible compensation. Participation begins on the 1st payroll date of the month following the end of the 30-day opt-out period (first 30 days of employment). For those employees hired prior to July 1, 2005 and newly hired employees that initially opted-out of automatic enrollment, employees wanting to participate in the plan must complete the necessary enrollment form. Payroll deductions (as designated by the employee) will be taken on the first payroll date on the month as soon as administratively possible following receipt of the properly completed form.

(b)	Contributions

An employee electing to become a participant in the Plan authorizes a payroll deduction from eligible earnings for contributions to the Plan in accordance with the Plan document and the Internal Revenue Code (the Code). A participant may direct contributions to be invested in any or all of the investment options offered by the Plan. Plan participants can defer up to 100% of their eligible earnings on a pre-tax basis into the Plan subject to annual limits as determined by the Internal Revenue Service. For employees hired after July 1, 2005, participation is automatic and deferred at 2% of eligible compensation to the PNC Investment Contract Fund beginning on the 1st payroll date of the month following the end of the 30-day opt-out period.

The Plan provides that the Company shall contribute to the Plan an amount equal to 50% of the first 6% of eligible earnings that a participant contributes to the Plan. The Company may contribute an additional amount to the Plan at its discretion, either in the form of cash or Company stock. Such additional amount would be allocated to each active participant’s account based on the participant’s annual earnings. There were no discretionary contributions during 2005. Employer contributions are allocated among the investment options offered by the Plan according to the participant’s election.

The Plan provides for the acceptance of rollover contributions from other qualified plans as well as catch-up contributions for participants over age 50 (not to exceed the maximum amount allowed by IRS regulations) under the Code.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
Notes to Financial Statements
December 31, 2005 and 2004
(c)	Vesting

Participant and Company matching contributions are fully vested immediately. Company discretionary contributions vest at the rate of 10% per year for the first four years following contribution and 20% per year thereafter, until fully vested. All unvested contributions become fully vested when the participant reaches age 65. Upon termination of employment with the Company, the unvested portion of the participant’s account is forfeited. Forfeited account balances are allocated amongst active participants. There were no forfeited account balances for the 2005 and 2004 plan years.

(d)	Participant Accounts

Individual accounts are maintained for participants and are adjusted for contributions and allocation of Plan earnings. Plan earnings are allocated to participant accounts in proportion to the value of participant account balances.

(e)	Loans

Participants may borrow from their fund accounts up to an amount equal to the lesser of $50,000 or 50% of the value of their vested account balance at the date the loan is made. Loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan, plus one percent. The maximum duration for General Loans is sixty (60) months and for Primary Residence Loans it is 180 months. Repayment of loan principal and interest is made through after-tax payroll deductions over the term of the loan.

(f)	Payment of Benefits

A participant is entitled to receive the vested full value of his or her account at age 65, upon death or permanent disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive the distribution in a lump sum or a series of installments. The Plan also permits hardship and in-service withdrawals to eligible participants based on Plan guidelines.

(g)	Plan Termination

Although it has not expressed an intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants’ accounts will become fully vested, and will be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

(h)	Administrative Expenses

All significant accounting and administrative fees are paid by the Company at the Company’s discretion. Expenses not paid by the Company are paid out of Plan assets.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
Notes to Financial Statements
December 31, 2005 and 2004
(2)	Significant Accounting Policies
(a)	Basis of Accounting

The Plan’s financial statements are reported on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value. The investment in LESCO, Inc. Common Stock, which is traded on a national securities exchange, is valued at the last reported sales price on the last business day of the year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investment in the common trust fund is valued based on the redemption price of units in the fund, which is based on the market values of the underlying assets of the fund. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends and interest earned by each fund are automatically reinvested into each respective fund.

(c)	Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.
(3)	Investments

The Plan’s investments are held by a bank-administered trust fund. Net realized and unrealized (depreciation) appreciation in the fair value of investments for the year ended December 31, 2005 is as follows:

Net Unrealized Gain
Corporate Common Stock	$1,125,562
Shares of an Investment Company	191,745
Common/Collective Funds	137,374
Net Realized Gain
Corporate Common Stock	7,015
Shares of an Investment Company	181,435
Common/Collective Funds	94,310

Total Net Investment Gain	$1,737,441

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
Notes to Financial Statements
December 31, 2005 and 2004
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2005 or 2004 are as follows:

	December 31
	2005	2004
LESCO, Inc. Common Stock	$6,429,590	$6,673,257
PNC Investment Contract Fund	4,427,206	5,804,278
Federated Max-Cap Index Fund	7,699,519	8,285,487
American Balanced Fund	4,216,104	4,535,202
New Perspective Fund	3,391,379	3,484,856
Washington Mutual Investors Fund	2,003,624	2,159,144
Fidelity Advisor Mid-Cap Fund	2,060,443	2,149,957
(4)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 6, 2003 that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Related-Party Transactions

Certain plan investments and units of the PNC Investment Contract Fund are managed by PNC Bank, the third party Trustee of the Plan. Therefore, transactions in these funds qualify as party-in-interest transactions.

(6)	Distributions

During the fourth quarter of 2005, the Company sold substantially all its manufacturing and distribution facilities to Turf Care Supply Corporation (TCS). Due to the employee transition of these facilities, the Company distributed $4,452,710 to the qualified plan of TCS in December 2005.

LESCO, INC. STOCK INVESTMENT AND
SALARY SAVINGS PLAN AND TRUST
EIN: 34-0904517
Plan Number: 002
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b)	(c)		(d)	(e)
		Description of investment
		including maturity date,
		rate of interest, collateral,
	Identity of issuer, borrower, lessor or similar party	par, or maturity value		Cost	Current Value

*	LESCO, Inc. Common Stock	421,336	shares	+	$6,429,590
*	LESCO SLF	1,120	units	+	1,120
*	PNC Investment Contract Fund	Common Trust Fund:
		1,589,490	units	+	4,427,206
	Registered Investment Companies:
	Federated Max-Cap Index Fund	311,595	units	+	7,699,519
	Federated Total Return Fund	100,292	units	+	1,058,082
	Fidelity Advisor Mid-Cap Fund	85,709	units	+	2,060,443
	American Balanced Fund	236,594	units	+	4,216,104
	American Century Aggressive Fund	66,499	units	+	523,345
	American Century Conservative Fund	45,940	units	+	252,671
	American Century Equity Income Fund	136,849	units	+	1,070,162
	American Century Moderate Fund	37,571	units	+	253,228
	American Century Small Cap Fund	98,548	units	+	949,997
	New Perspective Fund	118,455	units	+	3,391,379
	Washington Mutual Investors Fund	64,968	units	+	2,003,624
	Janus Adviser Capital Appreciation Fund	39,556	units	+	1,136,430
	Growth Fund of America	63,880	units	+	1,971,341
*	Participant loans	At interest rates ranging
		from 5.00% to 10.50%
		and various maturity
		dates through 2011.		✓	1,007,371

					$38,451,612

*	Indicates party-in-interest to the Plan.

+	Historical cost information is no longer required on schedule H, line 4(i)-Schedule of Assets (Held at End of Year) for participant-directed investments.

✓	Cost of participant loans is $0 as indicated in the instructions to Form 5500.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

June 12, 2006	By:	/s/Michael A. Weisbarth

Member, 401(k) Advisory Committee; and
Vice President,
Chief Financial Officer and Treasurer of LESCO, Inc.